United States securities and exchange commission logo





                  April 23, 2021

       E. Allen Nye, Jr.
       Chief Executive
       Oncor Electric Delivery Company LLC
       1616 Woodall Rodgers Fwy.
       Dallas, TX 75202

                                                        Re: Oncor Electric
Delivery Company LLC
                                                            Registration
Statement on Form S-4
                                                            Filed April 16,
2021
                                                            File No. 333-255299

       Dear Mr. Nye:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                  Sincerely,


                  Division of Corporation Finance

                  Office of Energy & Transportation
       cc:                                              Crews Lott